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REVOLUTIONIZING THE WAY DELIVERIES ARE SECURED

PITCH VIDEO   INVESTOR PANEL



securumcapsa.com   El Segundo CA

Hardware   Technology   Software   B2B   B2C

OVERVIEW   UPDATES   WHAT PEOPLE SAY 43   ASK A QUESTION 6

Highlights

1. 📈 Hardware and Software Product Company with high growth potential.
2. 😠😡🤬 Porch Piracy is a HUGE problem and continues to grow with increased eCommerce deliveries.
3. 💡 We have an opportunity to save delivery companies over $20 Billion a year and provide peace of mind to consumers.
4. 🤯 Market size 250+Million residences & 30+Million small businesses.
5. 💰 Successfully completed our 1st round raise of $1 million!
6. 📊 Currently pursuing sales through B2B opportunities with companies like Amazon, Costco, HP, etc.
7. 📝 Owns Patents for software, door & wall brackets, collapsibility, and more. 110 filed claims with US Patent Office.
8. 📫📱📸💡 Not just a Smart Box Locker ... Shipper App, User App, Internal & External Cameras, UVC Light, and more.

Our Team



Carlos Raphael Founder & Inventor

Graduate of California's DeVry Institute, with degrees in Science and Technical Applications. Extensive experience in the dialysis industry as a systems expert, R&D for various biomedical companies, and this is his second entrepreneurial endeavor.

Our founder saw a news story of a mother sending her 6-year daughter to steal packages off porches. This disturbed him and inspired him to come up with a solution to package theft.



Curt Lewis CEO / Senior Principal

Executive providing Int'l Sales, Marketing and Operational expertise for StartUps & the Fortune 500 for 30+ years. Expertise in reducing CAPEX, growing Revenue and guiding Acquisition Strategies. USC Marshall School of Business Graduate (BS & MBA).



Brian Hannah Chief Marketing Officer

25+ years of marketing, sales and customer service skills working with industry leading brands and major retail partners. Experience with diverse product categories utilizing effective placement and promotion strategies to drive profitable sales.

SEE MORE

SMART BOX LOCKERS THAT ELIMINATE PACKAGE THEFT AND SECURE DELIVERIES







SCI
SECURUM CAPSA INC
Revolutionizing the way deliveries are secured.

The Problem
Amazon spent over $10 billion dollars dealing with lost and stolen packages in 2020
36% of people in the U.S. have had at least one package stolen
1.9 million packages are stolen EVERY DAY in the U.S.
61% of people feel online retailers should be doing more to protect against package theft

Theft Is Hurting All Parties
CONSUMERS
SHIPPERS
RETAILERS
SUPPLIERS
Return Path
Shipment Path
feeling anxiety, need to invest in alarm systems, cameras, and neighborhood watch to mitigate theft
business model depends on safe and secure delivery of goods
the trusted entities where you shop may lose customers if theft continues
product creators who ultimately pay the price for theft and shrink

The problem of "porch piracy" (package theft) is a serious and growing problem.

More and more consumers are doing more of their shopping online. The pandemic has accelerated this move to online purchasing.

There are BILLIONS OF DOLLARS being lost every year dealing with lost & stolen packages.

Market Opportunity
Online's share of total retail sales has steadily been on the rise—with eCommerce penetration hitting 21.3% in 2020. That's up from 15.8% in 2019 and 14.3% in 2018. The more than five-percentage point gain in ecommerce penetration is by far the biggest year-over-year jump for U.S. retail sales ever recorded. No other year has even reached a two percentage-point gain in digital penetration.
Consumers spent $861.12 billion online with U.S. merchants in 2020, up an incredible 44.0% year over year. That's the highest annual U.S. ecommerce growth in at least two decades. It's also nearly triple the 15.1% jump in 2019.



- Amazon accounted for nearly a third of all eCommerce in the United States.

- COVID-19-related boosts in online shopping resulted in an additional $174.87 billion in eCommerce revenue in 2020. If it weren't for the bump in online sales from the pandemic, the $861.12 billion in eCommerce sales wouldn't have been reached until 2022. From here, that number will continue to increase.

https://www.digitalcommerce360.com/article/us-ecommerce-sales/

The Solution





Securum Capsa Inc is on a mission to revolutionize the way deliveries are secured by imagining, developing, and deploying innovative software and hardware solutions.

Our goal is to eliminate porch package theft, deliver peace of mind to consumers, and save delivery companies billions of dollars along the way.

Our Story



In December 2017, inventor and entrepreneur Carlos Raphael was watching a news story on package theft. In the segment, a mom driving around the neighborhood was captured on Ring video making her six-year-old daughter steal packages and bring them back to the car. That's when he knew something had to change ...

The next day he sketched out his first product concept, and by February 2018 he had formalized, **Securum Capsa Inc.**

To hear a little more about why Securum Capsa was established, our progress to date, and our plans for the future, please watch the video below featuring a message from our founder, Carlos Raphael.

FOUNDER VIDEO:



/9cfc14bb68

Product Portfolio

 ZenSafe software is the technology hub that powers all our devices.

 ZendoorA is our patented Smart Box Locker (SBL) that can secure a wide variety of incoming and outgoing deliveries.

 Similar to the ZendoorA, but smaller in its design to secure medical deliveries, like prescription medications.

 ReZen is a re-usable, recyclable shipping box.

 ZendoorA SkyPort is Securum's drone platform.

The SCI Eco-System





The SCI Eco-System

How SCI secures your packages from "A to Z"

WAREHOUSE
PHARMACY
REZEN
REZEN PACKAGE
TRUCK DELIVERY
DRONE DELIVERY
DELIVERY PERSON
MeddoorA
zendoorA
SKYPORT

PEACE OF MIND. DELIVERED.

Revenue Streams



Software & Data

- ✓ App subscription from major retailers / App subscription from delivery & distribution companies
- ✓ Data & marketing monetization
- ✓ Licensing opportunities

Products in Development

- ✓ ZendoorA Device sales/leases
- ✓ MeddoorA Device sales/leases
- ✓ Device Accessory Sales

The Future

- ✓ B2B/B2C REZEN Box Sales
- ✓ B2B/B2C Drone SkyPort Sales

...

MORE TO COME



ZENSAFE® TECHNOLOGY

Our ZenSafe® Technology system is the software and the electronic components integrated into all our products and will provide Securum Capsa with a SaaS revenue stream.



ZENSAFE TECHNOLOGY

Consumer Smartphone App: Unlike other products on the market, the ZenSafe smartphone app allows users to manage and monitor the entire delivery process autogenerating one-time use codes for maximum security. Additionally, it allows unique codes to be sent to friends, family, and neighbors for short- or longer-term access.

Shipper Smartphone App: The ZenSafe Shipper App allows delivery personnel to quickly find their delivery location and unlock the associated SBL via keypad, QR Code, or NFS technology.

API Integration: Allows shipping companies to easily integrate into their WMS systems.

Device Technology Features:

- Power Source
- Internal/External Cameras
- Temperature Monitor
- Internal UVC Light



zendoorA

PEACE OF MIND. DELIVERED.

ZendoorA is a patented and revolutionary Smart Box Locker (SBL) that utilizes innovative software and hardware to track, monitor and most importantly secure deliveries at your door. Currently in late-stage development, the ZendoorA is planned for release in 2022.

DISCLAIMER: Securum Capsa Inc cannot guarantee that The ZendoorA, or any of our products, will be released as planned.

The Product



zendoorA



The ONLY Fully Integrated Smart Box Locker that …
Can attach to your door without screws or bolts
Folds flat to less than 6 inches
Is collapsible, removable and can be easily stored
Can also be mounted to a wall, gate or garage
Secured Application with ZenSafe® technology
PATENTED
Will be available in multiple sizes

Features
ZendoorA
1. Versatility attaches and locks to a door, wall, gate or garage with minimal hardware
2. Collapsible to 6" or simply remove when not in use
3. Secure Authentication auto-generates use codes
4. Internal Camera image receipt confirmation
5. External Camera motion and security detection
6. Video Storage manage history & delivery cadence
7. Lithium-ion Battery removable/rechargeable
8. UVC Light sanitation safety
9. Temperature Monitoring & Insulation Lining

Unlike other products on the market that might have a few of the same features, the ZendoorA is the ONLY fully integrated *Smart Box Locker* that will provide the complete solution to help secure deliveries and provide peace of mind to consumers. The market size for the ZendoorA product alone, is 250+Million residences and 30+Million small businesses. Similar products only cater to single family residences (~135 Million) while ZendoorA can be secured to a porch, wall, gate or door at a home, condo or apartment, allowing our potential market size to be DOUBLE that of our competitors.

Beating the Competition: A Complete Solution

There are other delivery boxes on the market, however NONE solve all the issues to ensure a secure delivery:

	ZendoorA	Amazon Key	Delivery Safe	Landport	Package Butler	Dronedek
Price		$249 - $379	$249 - $379	$599	Starting at $249	N/A
Package security solution	✓	✓	✓	✓	✓	✓
Doesn't require bolting into your property	✓	✓	✗	✗	✗	✗
Doesn't require parcel carrier home entry	✓	✗	✓	✓	✓	✓
Smart technology with connection to an app	✓	✓	✗	✗	✓	✓
Works with existing parcel delivery carriers	✓	✓	✓	✗	✓	✗
Convenient at your home	✓	✓	✓	✓	✓	✓
Collapsible	✓	✗	✗	✗	✗	✗
Includes insulation for food delivery	✓	✗	✓	✗	✗	✗
Internal camera	✓	✗	✗	✗	✗	✓
External camera	✓	✗	✗	✗	✓	✓
Includes notifications of theft	✓	✗	✗	✗	✓	✗

Door Bracket and Installation
ZendoorA
1 Easy to install and secure door bracket
2 Folds flat to 6" on your door securely fastened by bracket
3 Easily deploys in seconds
Bracket fits doors from 36" to 38" wide
*Product is sample only, not final



Wall Mount and Installation
ZendoorA
1 Easy to install & secure wall bracket.
2 Folds flat to 6" on your wall securely fastened by bracket





3
Easily deploys in seconds
Securum Capsa, Inc (c) 2021
Confidential & Proprietary | Do Not Copy Or Distribute

The ZendoorA is versatile and easy to use. In the video below, you can see the a short demonstration of how you would attach the ZendoorA to your front door and a quick tour of some of its other innovative features.

ZENDOORA DEMO VIDEO:



01:24
vimeo

?h=c484a2a617







Deliveries
ZendoorA
Can accommodate 85% of all package sizes that are delivered, and can fit multiple boxes.
Works great for groceries and other food deliveries. Thermal liner available and sold separately.
*Product is sample only, not final
Securum Capsa, Inc (c) 2021
Confidential & Proprietary | Do Not Copy Or Distribute

Application and Use
ZendoorA
1
User signs up for service via SCI App and pairs device with app/account
2
Order any product for home delivery from your computer or mobile device
3
SECURUM CAPSA INC
SCI Cloud automatically generates unique access code
4
amazon
ebay
Code is transmitted to vendor or entered in special instructions
5
FedEx
amazon
DHL
PARCEL DELIVERY
Code is sent to Shipper, printed on packaging label or listed in shipper app
6
Proximity Detection Sequence: Device detects when the carrier or any person gets within 5-6 feet of the ZendoorA, activates external camera, and records until the carrier unlocks the box. This will record the carrier walking up to the box with the package
7
Courier unlocks SBL box and inserts package upon delivery. At time of delivery, a picture is taken to notify owner of safe delivery
8
When the box is locked, the external camera turns back on for 5-10 seconds to record the driver walking away from the device. Post-Delivery Internal Photo: After the box is locked, the internal camera will take a picture of the contents of the box and send the picture to the device owner
Securum Capsa, Inc (c) 2021
Confidential & Proprietary | Do Not Copy Or Distribute

Patent Protected
68 Claims, 107 Drawing Sheets
ZendoorA
Overview: Since a collapsible box was not patentable on its own, SCI patented a collapsible box (regardless of size expanded or collapsed) that attaches to a door, wall or gate that can be used as a security device and can send and receive packages securely.
Patent # US 10,743,694 B2
Securum Capsa, Inc (c) 2021
Confidential & Proprietary | Do Not Copy Or Distribute

ZendoorA

A Captive B2B Audience



- **Amazon is losing over $10B+ per annum in theft & transportation**
- SCI is already in discussions with the C-Suites of Amazon, Apple, eBay, HP, Walmart, Costco, Rakuten, and Nike.
- Amazon Prime Members represent 110 million homes and, in subsidizing the SCI Offering, Amazon believes they can convert 20% per year. We've taken a very conservative approach in our revenue model, assuming (2%) penetration (1/10th of Amazon's estimate), which still represents a healthy bite of the business.
- SCI is working with industry leader, Kedulski LLC to vet all our security software offerings.



The Key Players

ZendoorA



Suppliers
verizon
SONY
Consumers
Retailers
Shippers
BEST BUY
ups
ebay
amazon
FedEx
Walmart

Bringing ZendoorA to Market.

Year 1 estimates capturing only 1% of the $313M annual Amazon R&D budget against costs of platform development, security expansion, and software integration.

By year 3 or 4, our goal is to capture 1% - 2% of Amazon's PRIME user base at $100/box license fee to help Amazon maintain consumer confidence and reduce shrinkage.

Based on SCI's intellectual property portfolio, current traction, market feedback, industry research, and analyzing the market/competition, SCI feels a $1B company valuation is achievable by year 5. Some pre-revenue, drone-only delivery solutions have valuations exceeding $100M. SCI believes its $29M valuation, with an addressable market many times larger than drone-only delivery solutions, is a highly investable proposition.

DISCLAIMER: The statements above may contain certain forward-looking statements relating to SCI that are based on the beliefs and assumptions made by and information currently available to the Company's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties.

SECURUM CAPSA, INC.
Revenue Model - Years 2 - 5

Description	13 - 24 Months	25 - 36 Months	37 - 48 Months	49 - 60 Months
OUTPUTS				
Gross Revenue	3,130,000	6,260,000	120,000,000	240,000,000
Cost of Goods Sold - Platform Development	2,501,800	3,723,654	43,990,841	87,910,187
Non-Controllable Costs	327,000	453,600	4,611,600	8,643,599
Controllable Costs	1,727,910	1,779,130	1,991,394	2,314,770
One Time Costs	-	-	-	-
Total Expense	4,556,710	5,956,384	50,593,835	98,868,556
Cash Overage/(Short) - EBITDA	(1,426,710)	303,616	69,406,165	141,131,444
Exit Multiple (times EBITDA)		4	6	8
Exit Valuation Based on Multiple		$ 564,525,776	$ 846,788,664	$ 1,129,051,553
Total Number of Boxes Services Based on % of Prime Users			1,200,000	2,400,000
INPUTS				
Total Annual Spend by Amazon on Theft Prevention	313,000,000	313,000,000		
% of That Spend to be Allocated to Securum Capsa	1.00%	2.00%		
Total Number of Amazon Prime Users			120,000,000	120,000,000
% of Amazon Prime Users That Will Use SCI's Zendoora			1.00%	2.00%
Cost Per Box Billed to Amazon			$ 100.00	$ 100.00
COGS - Increased Staffing (Hardware, Software, Design, Manufacturing, Product & Project Mgmt) & Rent - Multiple of Prior Period	2	1.5		
COGS - Increased Staffing (Hardware, Software, Design, Manufacturing, Product & Project Mgmt) & Rent - Based on existing costs at mo. 36 & increase based on revenue growth (servicing 100k boxes at mo. 36)			100,000	100,000
Increase for growth & inflation (CPA, Attorney, Marketing, Sales, Insurance, Server, Systems, Travel & Meals)	3.00%	3.00%	5.00%	5.00%
Increase for growth & inflation (Management)	3.00%	3.00%	15.00%	20.00%



MeddoorA™

PEACE OF MIND. DELIVERED.

The MeddoorA Smart Box Locker is specifically designed to protect and secure critical deliveries like prescription medications, supplements, medicinal marijuana, and more. Currently in development, the MeddoorA is planned for release in 2022. *Patents* have been filed with the U.S. Patent Office.

DISCLAIMER: Securum Capsa Inc cannot guarantee that The MeddoorA, or any of our products, will be released as planned.



The Product



MeddoorA

Concept Illustration
Will be available in multiple sizes

Our Fully Integrated Medical Smart Box Locker



- Can be used for a house/apartment, doctor's offices, blood bank, and other medical facilities. Other opportunities include realtor & mortgage companies to secure keys and mortgage documents.
- Secured Application with ZenSafe technology
- HIPPA Certification with FDA/CDC in process







INTELLECTUAL PROPERTY PATENT PENDING

Features

MeddoorA

1. Versatility attaches and locks to a door, wall, or gate with minimal hardware
2. Internal Power Source w/rechargeable lithium-ion battery
3. Secure, 2-Factor Authentication
4. Keypad & Thumbprint User Access
5. Down-Slide Design maximizing theft protection
6. External Camera for motion and security detection
7. Video Storage to manage history/delivery cadence
8. Internal Camera for package receipt confirmations
9. Insulation Lining to keep items hot or cold
10. Accelerometer to monitor security
11. Temperature and Humidity Sensor
12. Weather Resistant to hold up against the elements
Concept Illustrations
SECURUM CAPSA INC
Securum Capsa Inc (c) 2021
Confidential & Proprietary | Do Not Copy Or Distribute



Prototype
MeddoorA
1 Securely fastened to the top hinge side of any door
2 Secure, 2-Factor Authentication with keypad & thumbprint user access
3 Down slide for easy access
*Product is sample only, not final
SECURUM CAPSA INC
Securum Capsa Inc (c) 2021
Confidential & Proprietary | Do Not Copy Or Distribute





The MeddoorA is in a class of its own. We believe that there's nothing currently on the market that offers the protection and security for medical deliveries like nutritional supplements, pharmaceutical prescriptions and medicinal marijuana. The opportunity this presents in the medical industry alone makes us believe that there is HUGE potential with continuing to finalize our prototype and bring the MeddoorA Smart Box Locker to market.

A Complete Solution
MeddoorA
Package security solution
Doesn't require bolting into your property
Doesn't require parcel carrier home entry
Smart technology with connection to an app
Works with existing parcel delivery carriers
Convenient, at your home
Insulation lining
Internal Camera
External Camera
Includes notifications of theft
Concept Illustrations





Application and Use
MeddoorA
1 User signs up for service via SCI App and pairs device with app/account
2 Order any product for home delivery from your computer or mobile device
3 SCI Cloud automatically generates unique access code
SECURUM CAPSA INC
Walgreens
CVS pharmacy
amazon pharmacy
KAISER PERMANENTE
4 Code is transmitted to vendor or entered in special instructions
FedEx
amazon
ups
DHL
PARCEL DELIVERY
5 Code is sent to Shipper, printed on packaging label or listed in shipper app
6 Proximity Detection Sequence: Device detects when the carrier or any person gets within 5-6 feet of the MeddoorA, activates external camera and records until the carrier unlocks the box. This will record the carrier walking up to the box with the package
7 Courier unlocks MeddoorA and inserts package upon delivery. At time of delivery, a picture is taken to notify owner of safe delivery
8 When the box is locked, the external camera turns back on for 5-10 seconds to record the driver walking away from the device. Post-Delivery Internal Photo: After the box is locked, the internal camera will take a picture of the contents of the box and send the picture to the device owner
Securum Capsa Inc (c) 2021
Confidential & Proprietary | Do Not Copy Or Distribute





The ePharmacy Market grew from $59 Billion in 2019 to over $68 Billion in 2020. And is projected to more than double in the next 5 years!

Some of the companies that now offer medical supply and pharmaceutical delivery are:

- Amazon
- CVS
- Walgreens
- UBER

The ePharmacy Market



- The pandemic has provided a strong impetus to the growth of eHealth and ePharmacies. Market size was valued at $59 billion in 2019 and estimated to grow to $150 billion by 2026

- Key players such as Health Insurers, Large Retailers, Internet Giants, and Ride Companies prepare to join the lucrative Online Pharmacy market:
    - United Health Group (U.S.'s largest health insurer), acquired DivvyDose, a start-up helping patients with chronic illness get their medicines delivered in pre-sorted packages.
    - Amazon acquired PillPack in 2018 and is making plans to drive growth
    - Walmart purchased CareZone, a medication management technology
    - Uber has partnered with NimbleRX to provide online prescription delivery.
    - Medical delivery service companies such as Alto Pharmacy, Capsule and Truepill have received millions in funding

- Other Market Opportunities: Hospitals and senior living facilities need safe ways to administer medication to their patients
    - Ed Trudo, Chief Medical Officer at The Veterans Administration (VA) stated that crisp & secure delivery of medications is an absolute high priority! Since he manages 1,350 Hospitals & 700 Medical Offices, SCI has taken his message to heart.



The Key Players







Timely and safe delivery of many of these prescriptions are vital to patient health, and in some cases can create life or death situations. We believe Meddoora is THE solution to help keep these deliveries protected.

Other opportunities exist with the Veterans Administration… and in the large and expanding medicinal & recreational marijuana delivery space!

Potential Opportunities



- SCI is already in discussions with the C-Suites of **Amazon Pharmacy, CVS, Walgreens, Kaiser Hospital** (50 hospitals), **Trinity** (100 hospitals) & **the Veterans Adm** (1350 hospitals)

- Amazon Prime Members represent 110 million homes and, in subsidizing the SCI Offering, Amazon believes they can convert 20% per year. We've taken a very conservative approach in our revenue model, assuming only a 2% penetration, which still represents a healthy bite of the business

- SCI is working with industry leader, Kedulski LLC to vet all our security software offerings



The team at Securum Capsa Inc is focused on bringing our revolutionary products, the ZendoorA and MeddoorA to market as soon as possible. We do have a larger vision for more innovative products that are currently in initial stages of concepting and development. Below are two examples that will give you a glimpse into the future of SCI.



The ReZen is a smart, re-usable, recyclable shipping box that comes in multiple sizes. We will release more information when our patents have been filed.

The future of package security… in transit!





The ZendoorA SkyPort is SCI's drone platform that will be introduced once FAA laws and regulations make the drone delivery space a profitable and sustainable vertical to pursue. This solution will be first introduced in the business sector as we believe the residential sector has many obstacles to overcome before drone home delivery is a viable solution.

Company Milestones



12.2.17	The inspiration for the ZendoorA was born.
12.7.17	The first prototype is constructed called the P.R.L., package-receiving locker.
5.1.18	Securum Capsa was incorporated.
5.6.18	The ZendoorA S.B.L. patent is filed.
6.1.18	Friends & family investment round opened – $1 Million Cap.
9.25.19	The MeddoorA P.R.L. patent is filed.
12.1.19	Finalized the pre-production ZendoorA S.B.L. prototype for testing.
8.20.20	Securum Capsa was granted the full patent for the ZendoorA Smart Box Locker.
Present	Completed friends & family investment round – Successfully raised $1 Million.

Our current plans to utilize the funds raised during this equity crowdfunding campaign allocate dollars, approximately, as outlined below:

- 50% for Product Development, IP/Patents
- 16% for Sales & Marketing
- 20% for General & Administrative
- 14% for Payroll

Use of Funds

Our 1st priority is to refine and launch our first go-to-market product, the ZendoorA™. Prototypes will be sent to top ecommerce players for their consumer market testing, along with a local beta test we plan to conduct in the Los Angeles area.




Securum Capsa Organization Chart



Please note that the following questions and answers can also be found in the "Ask a Question" section of our Wefunder profile by clicking the "Company FAQ" button.

Frequently Asked Questions

- How was the value of Securum Capsa (SCI) determined?
- What is the exit strategy for SCI and how can investors liquidate their investment?

The valuation is based on the company's patents, product portfolio, market size and potential avenues for exit.

- What will the funds be used for?

  Our first priority is to implement Proof of Concepts (POC's) with our "Retail" Go-to-Market product, the ZendoorA™. Prototypes will be installed with elite eCommerce players to conduct their own market and software compatibility testing, along with a local beta test which will be conducted in the Los Angeles area. Retailers, like Amazon, Best Buy and Walmart, anticipate receiving devices to test the efficacy & reliability of the IP Platform.

- When is the current raise set to end?

  When SCI reaches its goal of $1.07 million dollars.

Our ideal exit is to be acquired by a large eCommerce retailer. Investors can liquidate their investment in the following ways:

1. Selling to an accredited investor with SCI's written approval.
2. Waiting the required minimum of 12 months and selling on WeFunder's secondary market if it is allowing transactions.
3. Holding shares until dividends are paid. Dividends are paid in accordance with the Board of Directors' approval based on available funds and other factors. There is no guarantee dividends will be paid.



Frequently Asked Questions

- Are there any investor discounts or incentives? What if I am an accredited investor?

  Yes, the first $250,000 receive discounts and there are 'perks' that our investors of all levels are offered which are detailed in the Perks section. If you are an accredited investor, it is best to contact SCI directly before investing.

- Who are SCI's competitors from a product landscape?

  Delivery Safe, LandPort, Package Butler and Parcel Guard are a few competitors. Please see our competitor slide in our story section under ZendoorA.

- How large is the potential market for SCI?

  Market size 250+Million residences (homes, apartments and condos) & 30+Million small businesses. Consumers spent $861.12 billion online with U.S. merchants in 2020.

- What are SCI's differentiators that make them rise above their competitors?

  SCI's first product, the ZendoorA, is capable of being located/mounted in more locations than our competitors. On a door, wall, gate and garage. The ZendoorA can receive & send out items and be a security device.

- Will the ZendoorA come in multiple sizes and versions?

  Yes, eventually, we have plans to introduce ZendoorA in multiple sizes, however our launch will include one size while we gain market acceptance and adoption so as to minimalize our capital expenditures on prototypes. Once we leave the prototype phase, we plan to introduce at least 4 different sizes.



Frequently Asked Questions

- Does the ZendoorA fit on all types and sizes of doors?

  The ZendoorA door bracket accommodates most doors from 36 to 38 inches wide. As long as there are no ornate objects protruding from the outside of the door face more than a quarter inch.

- Could someone break into or pull the ZendoorA off my door?

  While it is always possible for someone to find "creative" means to dislodge the ZendoorA and steal contents, we have taken extreme measures to make it very challenging and be a deterrent for any thief. Between the camera that would be recording the perpetrator, and the security that we have connecting the ZendoorA, we believe the risk of a break-in to be far too great for a common thief.

- Does the ZendoorA have an alarm system, or will it alert you if it is tampered with?

  Yes, it has a motion sensor and the external camera showing anyone tampering with the ZendoorA. It will send an alarm notification to your ZenSafe app.

- How much weight can ZendoorA hold?

  The launch edition can hold up to 30 pounds, future versions should be able to hold greater weight.

- Will I be able to get shipments from different delivery companies, supermarkets and restaurants to the ZendoorA?

  Yes, with the ZenSafe app you will be able to create a unique code for each delivery and will get a notification each time a delivery is made to your ZendoorA, including a confirmation photo of the inside after the lid is closed.



Frequently Asked Questions

- What happens if my ZendoorA is full and another delivery is attempted?

  If the ZendoorA is full, the delivery person will be able to contact the owner through the ZendoorA. After receiving instructions they would either leave the item outside the ZendoorA or come back and attempt delivery. Or the owner would have a default setting for this situation.

- Can the ZendoorA be used for apartments and condos?

  Yes, as long as the apartment/condo association approves the ZendoorA.

- Can I use the ZendoorA if I have a screen door?

  Not at this time. We will be working on a screen door bracket in the future.

- Can I mount the ZendoorA to a wall, gate or garage?

  Yes, you can. We have brackets for all those locations to be mounted.

- Can I give someone a temporary code or permanent code to the ZendoorA for access?

  Yes, the ZenSafe app can generate one-time codes or permanent codes for family or friends you would want to give access to the ZendoorA.

- Will I be notified when an item is delivered to the ZendoorA?

  Yes, you will get a picture notification to your smart device through our ZenSafe app.

- Will you have a solar powered version of the ZendoorA?

  Yes, our future plans include a solar powered option.



Frequently Asked Questions

- Does the ZendoorA monitor the temperature inside the box?

  Yes, it will have a temperature and humidity sensor that you can monitor in the ZenSafe app however, you are not able to control or adjust the temperature or humidity levels.

- Can a drone deliver packages to the ZendoorA?

  Once the FAA approves drone delivery, SCI will provide a viable solution.

- Do I also need a Ring doorbell if I have a ZendoorA?

  No. The ZendoorA works like the Ring camera monitoring your doorstep area, but unlike Ring camera which only monitors your deliveries, ZendoorA protects them. Ring was purchased by Amazon for $1B, and the ZendoorA with similar functionality, plus a lot more, could help save Amazon over $10 Billion a year.

- How does the ZendoorA prevent different delivery companies from stealing packages/items when another package is being delivered?

  The Zendoora has an external and internal camera. The internal camera takes a picture every time an item is placed in the ZendoorA. The external camera will have video of the delivery person who made the delivery. You will be able to go back to the video & pictures to determine if someone took an item.





Downloads

SCI Pitch Deck WeFunder 20210818.pdf